Exhibit 99.14

PyroGenesis Enters Negotiations for Supply of Equipment with Iron Ore Pelletization Modeling Client

MONTREAL, Quebec (GlobeNewswire – May 19, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch systems, is pleased to announce today that, further to its press releases dated March 4th and April 30th, 2020, it has now entered into the final stages of negotiation for equipment supply with the major iron ore pelletization client (the “Client”) previously disclosed. The Client is a multi-billion-dollar international producer of iron ore pellets, one of the largest in the industry, whose name will remain confidential for competitive reasons. The Client has over 10 plants each requiring approx. 50 plasma torches.

“This is indeed a very significant development as the Client has accepted the successful completion of the first phase (“First Phase”) in the modeling contract as a basis to move forward for equipment supply,” said Mr. Peter Pascali, CEO and President of PyroGenesis. “This was not entirely unexpected as (i) the balance of the modeling contract was geared to further quantify the benefits of transitioning to plasma, and (ii) the initial stage of negotiations had already begun prior to the First Phase getting underway, and as such it served just to confirm expectations. In management’s opinion, this is moving quickly, particularly in light of the Client’s size, the current pandemic, and how busy they are. This is just one of many discussions taking place with other producers in this, and other industries.”

As previously disclosed, the purpose of this multi-phase modeling contract was to evaluate the performance of PyroGenesis’ proprietary torches in an existing iron ore industrial furnace with the goal of replacing all existing fossil fuel burners with PyroGenesis’ plasma torches. The all-important First Phase was successfully completed as previously disclosed. All modeling phases were to be completed by the end of Q2 2020, and such remains to be the case. The balance of the contract is solely geared to further quantify the benefits of transitioning to plasma.

“There is no guarantee of successful conclusion, nor of the timeframe in which this might occur,” noted Mr. Pascali. “However, things seem to be moving in the right direction, and at a very rapid pace. Since our success with RISE, we have seen a significant increase in interest in using our proprietary torches to reduce greenhouse gases. We continue to find that the proposition to reduce greenhouse gases emissions, and avoid carbon taxes, with a simple bolt-on replacement of current environmentally damaging fossil fuel burners, is too compelling to resist. That, combined with the environmental pressure these industries are currently under (only recently a new trend has emerged where financial institutions are tying credit facilities and debt issuances to carbon reduction targets for multi-national industrial and mining conglomerates), has contributed significantly to this wave of interest and proposals.”

Pelletization is the process in which iron ore is concentrated before shipment, thus significantly reducing the cost of transportation. In conventional technologies, the process heat is provided by fuel oil or natural gas burners (both environmentally damaging). The combustion, in the burners, of fossil fuels results in the production of greenhouse gases, mainly CO2. Plasma torches, by contrast, utilize renewable electricity and as such offer an environmentally attractive alternative to fossil fuel burners.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

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